SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 5, 2011

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F...X...    Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .......   No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01):

Exhibit	Document

1	The Regulatory News Service announcement entitled “Lloyds Banking Group – Outcome of Strategic Review” published on June 30, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:	/s/ Edward Short
	Name:	Edward Short
	Title:	Attorney-in-Fact Lloyds Banking Group plc

5 July 2011

Exhibit 1

Lloyds Banking Group plc

Outcome of Strategic Review

30 June 2011

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

LLOYDS BANKING GROUP PLC

OUTCOME OF STRATEGIC REVIEW: KEY HIGHLIGHTS

“Our aim is to become the best bank for customers. We have around 30 million customers, iconic brands, including Lloyds TSB, Halifax, Bank of Scotland and Scottish Widows, and high-quality, committed people. We will unlock the potential in this franchise over time by creating a simpler, more agile and responsive organisation, and by making substantial investments in better-value products and services for our customers, to deliver strong, stable and sustainable returns for our shareholders.”

António Horta-Osório
Group Chief Executive

SERIES OF RAPID, FOCUSED ACTIONS TAKEN SINCE MARCH

•	New, more agile organisation in place, governance structures and leadership team strengthened.

•	Balance sheet further strengthened, with further non-core asset reduction enabling material paydown of government and central bank facilities.

•	Renewed focus on customer satisfaction, including commitment to reducing complaints significantly and active support for SME lending.

•	Accelerated EU mandated sale programme (‘Project Verde’), with information memorandum now issued to prospective purchasers.

•	Detailed preparation to transform the business, using the resource and expertise created through the integration (which will be substantially completed in Q3 2011).

OUR STRATEGY TO DELIVER FOR CUSTOMERS AND SHAREHOLDERS

•
Refocus our business portfolio to fit our assets, capabilities and risk appetite. We will focus on attractive UK customer segments, reduce our international presence, and continue our disciplined reduction of non-core assets, to ensure sustainable, predictable returns on equity above our cost of equity.

•
Simplify the Group to improve service and deliver £1.5 billion of annual savings in 2014 (£1.7 billion of run-rate savings by end 2014), through better end-to-end processes and IT platforms, a delayered management structure and simpler legal structure, centralised support functions, and a reduction of 15,000 roles. The total cost of the programme will be approximately £2.3 billion (including capital expenditure), of which around £1.5 billion will be expensed through the income statement and reported outside of the Group’s Combined Businesses results over the next few years.

•
The cost savings will enable an additional £2 billion of investment over the period 2011 to 2014 to grow our core customer franchise. The annual income statement charge will increase to around £500 million by 2014, equivalent to approximately one-third of the annual expenses benefit from the simplification programme. These investments will include:

–
In Retail, we will revitalise Halifax as a leading challenger brand in UK retail banking and invest behind Lloyds TSB and Bank of Scotland as leading relationship brands. We will also make a commitment to keep total branch numbers at the same levels (excluding the EU mandated branch sale) through the period, and not to offshore further UK permanent operational roles.

–	Wholesale’s focus will be on developing deeper client relationships and building transactional banking and fixed income capabilities to support our UK customers.

–	Commercial will continue to focus on SME lending, whilst broadening its offering, on a business and individual basis, across a wider product range to include Wealth and Insurance.

–	Bancassurance will be a core part of our proposition, through our multi-brand retail strategy, with a compelling product range and specialised advisor teams to better address our customers’ needs.

–	In Wealth, we will build our UK proposition for mass affluent, affluent and high net worth customers, and refocus our international business.

•	Streamline our International presence, from 30 countries to less than half that number, by 2014.

•
Continue to strengthen the Group’s balance sheet, funding and liquidity position to ensure a robust core tier 1 capital ratio and a stable funding base, to meet the challenges of economic and regulatory uncertainty.

•
Commitment to recommence progressive dividend payments after the EU restriction expires, as soon as the financial position of the Group and market conditions permit, and after regulatory capital requirements are defined and prudently met.

LLOYDS BANKING GROUP PLC

2014 FINANCIAL TARGETS

We have today set the following financial targets on a combined businesses basis for delivery by the end of 2014:

Customer-driven diversified income

•
Additional discretionary investment in core customer franchise of £2 billion over the period 2011 to 2014, resulting in an annual income statement charge increasing to around £500 million per annum by 2014.

•	Core income to grow faster than nominal GDP growth, primarily driven by Other Operating Income growth.

•	Other Operating Income (net of insurance claims) to increase to approximately 50 per cent of total income.

•	Net interest margin improvement to between 2.15 per cent and 2.30 per cent; core business net interest margin is expected to be higher than Group margin.

Positive operating jaws

•
Incremental sustainable cost savings of £1.5 billion per annum in 2014 from simplification programme, £1.7 billion of run-rate savings by end 2014), additional to integration run-rate savings of £2 billion by end 2011.

•
Cost:income ratio improved to 42 to 44 per cent (equivalent to 39 to 41 per cent when adjusted to include the net of operating lease income and depreciation in Group Income).  Operating expenses on a Combined Businesses basis are expected to be approximately £10 billion in 2014.

Capital allocated to core business

•	Non-core run-off and disposals to be net capital generative over the period 2012 to 2014.

•	Non-core assets reduced to less than or equal to £90 billion, accounting for less than or equal to £65 billion of risk weighted assets.

Prudent risk appetite

•	Asset quality ratio improved to 50 to 60 basis points (as a percentage of average gross loans and advances to customers); Core business charge expected to be at the bottom end of this range.

Strong, stable funding

•	Loan-to-deposit ratio equal to or below 130 per cent for the Group and 120 per cent for Core business.

•	Liquidity Coverage Ratio and Net Stable Funding Ratio requirements met ahead of regulatory implementation dates.

Disciplined, high-return investing

•	Sustainable statutory return on equity of 12.5 to 14.5 per cent.

•	Core tier 1 capital ratio prudently in excess of 10 per cent in 2013 when transition to Basel 3 commences.

2011 GUIDANCE

Our current expectations for our 2011 performance remain broadly unchanged to those given at our Q1 2011 Interim Management Statement on 5 May. We have today given the following additional commentary on our expectations for 2011. We currently expect:

•	Margin: net interest margin just above 2 per cent for the 2011 full year.

•
Income: non-core reductions to further reduce balance sheet size and therefore income. Core income to be slightly down as a result of increased margin pressures and the reduction in the size of the balance sheet given the effects of continued customer deleveraging and subdued new lending demand.

•	Costs: a slight decline in costs in 2011, due to the simplification cost actions already being taken.

•	Impairments will reduce in 2011, based on our current economic assumptions for the UK and Ireland, including unemployment and property valuations.

In addition, although there will be a negative effect on income, the non-core asset reductions in the first half have enabled material further repayment of liquidity support from government and central bank facilities, which have been reduced from £97 billion at 31 December 2010 to £37 billion at 30 June 2011.

LLOYDS BANKING GROUP PLC

OUTCOME OF STRATEGIC REVIEW

INTRODUCTION
Lloyds Banking Group is holding a presentation in London today, 30 June 2011, hosted by António Horta-Osório, Group Chief Executive. The presentation will describe the actions taken since he became Group Chief Executive in March and the outcome of his strategic review. It will set out the Group’s UK-focused strategy to support its core customers and the key actions to deliver strong, stable and sustainable returns for shareholders.

SERIES OF RAPID, FOCUSED ACTIONS TAKEN SINCE MARCH
Since the appointment of António Horta-Osório as Group Chief Executive on 1 March, we have taken a series of rapid, focused actions, including a number of strategic initiatives, improving the Group’s organisational structure, further strengthening the Group’s balance sheet, and refocusing the Group’s franchise on a multi-brand retail strategy, active support for small and medium-sized enterprises (SMEs), and on improvement in customer satisfaction.

We have accelerated the divestiture (‘Project Verde’) required by the EU, and issued an Information Memorandum to potential buyers in mid-June. In addition, the Group has provided clarity on the likely potential costs of customer contact and/or redress in relation to Payment Protection Insurance complaints, making a provision of £3.2 billion.

We have also put in place a new, more agile organisation to support the implementation of our strategy. The new organisation is a flatter structure, which results in the leadership team being closer to customers and improved co-operation between businesses. As part of this new organisation, the heads of the Lloyds TSB and Halifax community banks, and Retail Products and Marketing, now report directly to the Group Chief Executive, and in order to ensure that the Group provides greater focus on SMEs, the Commercial business, previously part of Wholesale, now also reports directly to the Group Chief Executive.

Alongside this new structure, we have strengthened businesses and functions with additions to the senior team, delivered improved control, efficiency and service through the centralisation of support functions, and introduced new governance to ensure better, faster decisions on pricing, costs, investments and the non-core businesses.

In renewing our focus on improving customer satisfaction, we publically committed to reducing the level of complaints we receive, and we are revitalising Halifax as a leading challenger brand in the marketplace. We are also actively supporting SMEs. As reported in our Q1 2011 Interim Management Statement, of our committed gross lending to UK businesses in the first quarter, £3.3 billion has been to SMEs, which represented a year-on-year growth in net advances to SMEs of over 2 per cent which compared favourably with a decline in SME lending across the industry reported in Bank of England market statistics. We continued this strong support to our SME customers in the second quarter of 2011 with continuing year-on-year growth, against a market that we estimate has shrunk over the same period. Actual data for the first six months of 2011 will be reported in our half-year results announcement.

We are on schedule to substantially complete our integration programme in the third quarter of this year, and to deliver run-rate cost synergies and other operating efficiencies of £2 billion per annum by the end of 2011.

We have also continued to strengthen the Group’s balance sheet, further reducing government and central bank facilities, by accelerating our disciplined reduction in non-core assets.

LLOYDS BANKING GROUP PLC

OUR STRATEGY TO DELIVER FOR SHAREHOLDERS AND CUSTOMERS

Introduction and strategic context
Our strategy for Lloyds Banking Group is built on being the best bank for customers, and to create value by investing where we can make a real difference for these customers, with the objective of delivering strong, stable and sustainable returns for our shareholders.

We have formulated our strategy in the context of a cautious, although improving, outlook for the UK economy, with GDP growth of 1.5 per cent in 2011 and then normalising above 2 per cent in 2012, UK base rates increasing from the second half of 2011, unemployment improving from 2011, and property values stabilising. We expect continued customer deleveraging, and for inflation to remain high for some time to come.

Our strategy also recognises our customers’ needs for product simplicity and transparency, access to credit, help in planning and saving for retirement, and will respond to their demands for access through multiple channels, and for value-for-money products and services.

We also expect increasing clarity on regulation, including the final recommendations of the Independent Commission on Banking by September. We expect regulators to continue to promote competition, and ensure consumer protection and financial stability. We anticipate that, inter alia, this will result in stringent capital and liquidity standards and definitions of risk-weighted assets, in Solvency II increasing demands on insurance risk management and capital, and the implementation of Living Wills and the potential ring-fencing of some retail activities.

We expect our markets to remain competitive, with additional challengers emerging, and for customers to benefit from improved switching of accounts between banks. We have advocated an industry-wide personal current account switching system, and will increase customer focus through a multi-brand strategy, with Halifax positioned as a challenger brand which is developing new, market-leading, products such as the ISA Promise. We have also accelerated the EU mandated branch disposal to ensure that we comply with our obligations within what we consider to be a tight timetable.

Our distinctive assets and capabilities include our valuable customer franchise and market position, well-recognised and respected brands, proven change management skills and high-quality committed people. These assets and capabilities will support us in the challenges we continue to face from our ongoing exposure to non-core assets, our funding position, our required divestitures, as well as an inefficient organisation with higher costs, and limited recent investment in growth.

A UK-focused strategy to be the best bank for customers which will deliver for shareholders
Our strategy will create shareholder value through simplifying processes, systems, products and policies, by investing a portion of the savings realised from this simplification in growth initiatives targeted at high-return areas of our business, and by ensuring that capital is primarily allocated to core businesses.

We intend to realise cost savings and to reduce our cost:income ratio to ensure that we have a strong and stable funding base and that we lend within our conservative risk appetite. As part of delivering value to shareholders, it is also our intention to recommence dividend payments with a progressive policy after the EU restriction expires, as soon as the financial position of the Group and market conditions permit, and after regulatory capital requirements are defined and prudently met.

LLOYDS BANKING GROUP PLC

Our strategy is designed around our distinctive capabilities in serving individual, commercial and corporate customers across the UK, with a focused product range of banking, insurance, investments, debt financing and risk management products to meet those customers’ needs. In delivering these products to our customers, we intend to capitalise on our strong customer relationships, our iconic and distinct brands, our broad, multi-channel distribution, our customer-focused people, and the clear operating model we are creating.

Our action plan to deliver our strategy
The four key elements of our action plan to deliver our strategy are as follows:

I:	Reshape our business portfolio to fit our assets, capabilities and risk appetite.
II:	Simplify the Group to improve agility and efficiency.
III:	Invest to be the best bank for our customers.
IV:	Strengthen the Group’s balance sheet and liquidity position.

These are addressed in order below:

I: Reshape our business portfolio to fit our assets, capabilities and risk appetite.
We will focus on attractive UK customer segments and their product needs, to target an outcome of sustainable, predictable returns on equity above our cost of equity. By the end of 2014, we are targeting a sustainable statutory return on equity of between 12.5 per cent and 14.5 per cent, despite ongoing poor returns from non-core assets, and still with positive earnings momentum into 2015.

In reshaping our business, we will invest behind core areas which offer strong returns and attractive growth. These are businesses which are capital and liquidity efficient, with sustainable competitive advantage, and which are central to our core customer strategy.

a) Continued reduction in non-core assets
We will continue to divest or run off non-core assets, with a goal of reducing assets in the non-core portfolio by at least half over the four years to the end of 2014. These are businesses which deliver below-hurdle returns, which are outside our risk appetite or are distressed, are subscale or have an unclear value proposition, or have a poor fit with our customer strategy.

We will continue to take a disciplined approach to managing and reducing our non-core assets, and ensure that we continue to have adequate impairment provision coverage ratios for all non-core assets. Our non-core commercial real estate and corporate loans will be managed on a day-to-day basis by a dedicated workout unit reporting to our Risk function, while non-strategic activities will be managed by dedicated teams until run-off or sold. Each team will have balanced scorecards and individual incentives based on the objectives for the portfolio.

We are targeting a reduction in our non-core assets to less than or equal to £90 billion by the end of 2014, and for them to account for less than or equal to £65 billion of risk weighted assets by that time. We are also targeting non-core run-off and disposals to be net capital generative over the period 2012 to 2014.

b) A prudent appetite for risk
We have now fully embedded across the business a conservative approach to, and prudent appetite for, risk, and have in place disciplined controls over the risk profile of all new business. We have also reviewed our existing portfolios and confirmed them as adequately provisioned.

We are targeting the reduction of non-core assets and the prudent management of risk to result in an improvement in the Group’s asset quality ratio (as a percentage of average gross loans and advances to customers) to 50 to 60 basis points by the end of 2014, with the core business expected to be at the bottom end of this range.

LLOYDS BANKING GROUP PLC

II: Simplify the Group to improve agility and efficiency.
We are targeting our cost saving and investment initiatives to result in an improvement in our cost:income ratio to 42 per cent and 44 per cent (equivalent to 39 per cent to 41 per cent when adjusted to include the net of operating lease income and depreciation in Group income) by the end of 2014.

a) Integration on track to realise £2 billion of run-rate cost savings by end 2011
Our integration programme will deliver a single platform for the Group, and will be substantially completed in Q3 2011, within the original three year target. We remain on track to deliver a run-rate of £2 billion per annum of cost synergies and other operating efficiencies by the end of 2011 from the integration programme.

b) Further £1.5 billion of annual cost savings in 2014 from our simplification initiatives
As integration completes, we have commenced a programme to deliver further cost savings, which we are targeting to amount to £1.5 billion in 2014. By the end of 2014, we are targeting the run-rate of these cost savings to be £1.7 billion per annum. The total cost of these simplification initiatives, which will leverage our proven execution capabilities from our integration programme, is expected to be approximately £2.3 billion (including capital expenditure), of which £1.5 billion will be expensed through the income statement and reported outside of the Group’s Combined Businesses results over the next few years.

Progress in delivering these savings, which will be realised from the four areas set out below, is already under way. The four areas of cost savings are:

•
Operations and processes: We will conduct an end-to-end redesign of our processes, which will include significant process automation, and will materially reduce the number of IT applications. This will improve the customer experience (for example through accelerating the fulfilment of requests and reducing errors and complaints), increase productivity, and reduce risk, complexity and costs.

•
Distribution and channels: We intend to create a highly efficient distribution platform, through streamlining our product suite and migrating products to digital distribution channels, encompassing the internet, mobile applications and telephony.

•
Sourcing: We will optimise our demand management, simplify specifications and further strengthen our supplier relationships, reducing the number of suppliers to the Group from around 17,000 to under 10,000, and further focusing on a core group of lead suppliers, to achieve approximately a 15 per cent saving on addressable spend.

•
More agile organisation: We will create a more agile organisation through further delayering our management structure, centralising control functions, and creating a simpler legal structure. Our focus will be on reduction in middle management, bringing our top team closer to the customers and front-line staff, and are today committing to keeping total branch numbers at the same levels excluding the EU mandated sale (‘Verde’) through the period, and to the present policy of no further offshoring of UK permanent operational roles. We expect a reduction of 15,000 roles as a result of the simplification programme over the period. Where colleagues may be affected, we will use natural attrition and internal redeployment rather than redundancy where possible.

LLOYDS BANKING GROUP PLC

III: Invest to be the best bank for our customers.

Annual reinvestment of £500 million by 2014 to grow core income
We intend to invest approximately £2 billion in the period 2011 to 2014 to grow our core customer business in order to deliver strong, stable, high-quality earnings streams. This investment will result in an annual income statement charge increasing to approximately £500 million per annum by 2014, which is equivalent to approximately one-third of the savings from our simplification initiatives. This investment will be additional to our business-as-usual investment, and is expected to result in core income growth above nominal UK GDP growth, primarily driven by growth in Other Operating Income. We expect Other Operating Income (net of insurance claims) to increase to approximately 50 per cent of total income by the end of 2014 built on deepening customer relationships and our focus on less capital intensive products.

Our investment will be subject to disciplined tests, including the financial returns, the fit with our risk appetite and with our strategy to be the best bank for customers. The key elements of our investment are as follows:

a) Investing to be the best bank for personal customers
In Retail, we will revitalise the Halifax brand to be a leading challenger brand in UK retail banking. We will aim to deliver a simple, efficient and fair customer experience and innovative products such as the ISA Promise, Clarity Card and Reward Current Account, and to be a value-for-money leader, maintaining high visibility on the Best Buy list, supported by a new positioning campaign, to be launched in September, to attract new customers.

We will also invest behind our Lloyds TSB and Bank of Scotland brands as leading relationship brands in UK retail banking, leveraging the commitment of our colleagues who have on average 18 years’ banking experience, to deliver a customer experience of which we can be proud. We will be focused on recognising and rewarding our customers’ loyalty, and we will invest in our branches, in new channels such as mobile banking, and services like Money Manager.

In Wealth, our goal is to be the primary Wealth advisor to our UK mass affluent, affluent and high net worth customers, with a goal to more than triple the number of in-proposition customers, and to increase income per customer by more than 50 per cent by 2014. To deliver this, we will invest in new coverage models to better meet our customers’ service needs, electronic capabilities such as an improved on-line channel and an execution-only service, and a new investment platform incorporating Scottish Widows’ and third-party products. We will also refocus our International business on UK expatriates and others with UK connections.

b) Invest to be the best through-the-cycle partner for our business customers
Our goal is to be the best through-the-cycle partner for our business customers, both through our Commercial Banking operations, which serve Small and Medium-sized Enterprises (SMEs), and our Wholesale Banking business, which addresses the needs of UK companies and institutions.

In both businesses, our goal will be to increase our share of capital-light services, including risk and cash management, general insurance, pensions and wealth for SMEs, and transaction banking, debt financing, and rates business for UK corporates and institutions.

In Commercial Banking, we are an integral part of our customers’ communities and have taken a leading role in supporting the UK economic recovery. In supporting SMEs, we intend to deliver the full range of the Group’s products and advice from our Retail, Insurance and Wealth businesses to SMEs and their owners, and to invest behind the creation of a new relationship and service model, improved skills for our customer facing people and better on-line and phone support, which will deliver efficiency gains and better customer value.

LLOYDS BANKING GROUP PLC

In Wholesale Banking, to meet our goal of being a trusted advisor meeting the full range of customers’ needs, by investing in our payments, accounting, cash management and on-line banking platform, and by enhancing our debt capital markets, fixed income and rates offer.

c) Bancassurance is a core part of our proposition
Bancassurance will be a core part of our proposition, through our multi-brand retail strategy. We aim to maximise the conversion of our retail banking customers to bancassurance through offering them affordable and relevant advice, taking advantage of the advice and distribution gap we see as being created by the Retail Distribution Review.

We expect our Scottish Widows manufacturing platform to enable us, as a vertically-integrated provider, to provide a wide range of products to customers in an integrated manner, benefiting us in terms of both product innovation and development and in the delivery of products to our customers.

We will also invest behind specialised advisor models for both protection and investments, simple self-service propositions with integrated planning tools, and behind a wide range of delivery channels, including branches, e-commerce and telephony, to meet the needs of different customer segments.

We expect our new, more agile organisation to facilitate our aims, with our leadership teams committed to working together to realise the potential in our bancassurance proposition.

We expect this to result in an increase in bancassurance customer numbers of approximately 50 per cent by 2014 (compared to 2010), and a doubling of sales and profit before tax from bancassurance over the same period.

IV: Strengthen the Group’s balance sheet and liquidity position.
We will continue to strengthen the Group’s balance sheet and liquidity position to ensure a robust core tier 1 capital ratio and a stable funding base.

a) Robust core tier 1 capital ratio
We are targeting a core tier 1 capital ratio prudently in excess of 10 per cent in 2013 when the transition period to Basel 3 commences. We expect the implementation of Basel 2.5/Basel 3 together to have a negative effect of approximately 0.8 per cent on our core tier 1 ratio by the end of 2013.

The phasing in of new core tier 1 deductions over five years, which commences in January 2014 is expected to further affect our core tier 1 capital ratio in relation to our insurance operations, excess expected loss, and any residual deferred tax assets relating to trading losses that may still be on the Group’s balance sheet at that time.

In the second half of 2011, we will complete further capital restructurings which will reduce the total core tier 1 deduction under Basel 3 relating to our insurance operations by just over £2 billion. This significant mitigation is equivalent to approximately 50 basis points of core tier 1 ratio under Basel 3 and will reduce the transitional rules impact from insurance to approximately 20 basis points per annum. The other transitional adjustments are likely to have a similar annual effect to the insurance impact.

Non-core asset disposals, and the EU mandated branch disposal (which is required to complete by November 2013), are expected to reduce risk weighted assets, and therefore benefit our capital ratios, over this period.

LLOYDS BANKING GROUP PLC

b) Exceeding regulatory liquidity requirements
We expect to meet the requirement for our Liquidity Coverage Ratio and our Net Stable Funding Ratio to be in excess of 100 per cent by 2014, in advance of regulatory requirements. This will require us to increase our holdings of primary liquid assets to a level broadly equivalent to our wholesale funding with a maturity of less than one year, although the quantum of this will be lower than currently as we reduce the levels of wholesale funding. The cost of holding these incremental liquid assets will be reflected in our Net Interest Margin.

c) A stable funding base
We continue to make excellent progress in wholesale funding against our previous guidance of public issuance of £20 to £25 billion this year. We expect to issue new funding of £5 to £10 billion over the rest of this year across all public and private issuance programmes.

Alongside our non-core asset reductions, the strength of our term issuance has facilitated a further reduction in government and central bank facilities, from £96.6 billion at 31 December 2010 to £37.1 billion at 30 June 2011. Current plans assume that the remaining facilities will be repaid in line with contractual maturity dates, the last of which is in October 2012.

Our annual wholesale term issuance requirement has now fallen, and we expect a public term issuance requirement of £15 to £20 billion as part of a total private and public programme of approximately £25 billion per annum in the future.

d) Group loan-to-deposit ratio to improve to 130 per cent or below by end 2014
With a reduction in our overall wholesale funding requirement and in our non-core assets, and further growth in our relationship customer deposits, we are targeting an improvement in our Group loan-to-deposit ratio from approximately 146 per cent currently to 130 per cent or below by the end of 2014, and our core business loan-to-deposit ratio to be 120 per cent or below by the same time.

Clear milestones and individual performance goals to track progress on our strategy
We have set clear milestones to track our progress. We have ensured that each initiative under our strategy has a sponsor drawn from our senior management team who will be accountable for progress, and we have created balanced scorecards for those in the leadership team based on Group financial, simplification programme, and customer satisfaction targets, as well as transformation programme milestones and colleague engagement.

Net interest margin improvement to between 2.15 per cent and 2.30 per cent by end of 2014
For the full year 2011, we expect our net interest margin to be just above 2 per cent, based on current assumptions.

By the end of 2014, we are targeting a net interest margin of between 2.15 per cent and 2.30 per cent, based on our current business and macro-economic assumptions, including that base rates will be lower for longer than we previously anticipated, whilst the core business net interest margin is expected to be higher than Group net interest margin.

We also assume that over time we will benefit from UK base rate increases, but recognise that the competition for deposits is currently strong. We also expect our reduced wholesale issuance needs to facilitate greater control over our funding costs in the future, with our improved funding position allowing greater flexibility over mix of funding sources, resulting in tighter issuance spreads. As already mentioned, we expect a negative effect on our net interest margin from increased liquidity requirements.

LLOYDS BANKING GROUP PLC

Good progress on Project Verde
We have made good progress following the announcement that we would accelerate the start of the divestiture as required by the EU (‘Project Verde’), and have now issued an information memorandum to prospective buyers, with indicative offers expected by mid-July. We expect to identify a purchaser by the end of this year, and to complete a transaction at the end of 2013, given the separation and integration issues that will need to be resolved, as per the EU mandated timetable.

The Verde business comprises 632 branches, and the TSB and IF brands, and serves approximately 5.5 million customers. The table below shows an illustration of the effects of the Verde disposal on the Lloyds Banking Group financials, based on current financial information, although the final profile at the time of expected legal completion in 2013 will be different.

Income statement
Income	c£1.2 billion
Expenses	c£0.5 billion
Impairment charge	c£0.2 billion
Profit before tax	c£0.5 billion

Balance sheet
Risk weighted assets	c£16 billion
Assets	c£64 billion
Liabilities	c£32 billion

The implementation costs of the disposal will vary depending on the nature of the buyer, but could be up to £1 billion. These costs will be excluded from our combined businesses results.

LLOYDS BANKING GROUP PLC

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Kate O’Neill
  Managing Director, Investor Relations
020 7356 3520
email: kate.o’neill@ltsb-finance.co.uk

CORPORATE AFFAIRS
Matthew Young
Director of Corporate Affairs
020 7356 2231
email: matt.young@lloydsbanking.com

  Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. 95000